Via Facsimile and U.S. Mail
Mail Stop 6010


September 6, 2005

Mr. William E. Hitselberger
Executive Vice President and Chief Financial Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422-2357

      Re:	PMA Capital Corporation
		Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the periods ended March 31, 2005 and June
30, 2005
	File No. 000-22761

Dear Mr. Hitselberger:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results ..., page 18

Liquidity and Capital Resources, page 48
1. Please include in MD&A a more robust discussion of the expected effect that cash used in operating activities will have on future financial position, operations and liquidity. In the disclosure, also include a discussion of your asset/liability management process including the change to the duration of your investment portfolio described on page 36. Disclose whether there are any significant variations between the premiums collected (or to be collected), the maturities of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future financial position, operations and liquidity.
Critical Accounting Estimates

Unpaid losses and loss adjustment expense, page 55
2. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business within each of your segments.

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

* Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

* For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;

* the number of claims reported for each period presented;

* the number of claims dismissed, settled, or otherwise resolved for each period;

* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

* the total settlement amount for each period;

* the cost of administering the claims;

* emerging trends that may result in future reserve adjustments;
and

* if management is unable to estimate the possible loss or range of loss, a statement to that effect.
3. Since you have significantly revised your estimate of loss reserves recorded in each year presented, please expand your disclosures in Management`s Discussion and Analysis explaining the reasons for your change in estimate. For each line of business within each of your segments, include the following disclosures:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

4. Regarding the downgrading of your financial strength ratings in 2003, disclose the chronology of events that lead to the downgrading by the rating agencies. Disclose the nature of any known uncertainties regarding the downgrading and when you first became aware of these uncertainties. Quantify the amount of the changes in estimates that were reasonably likely to your loss reserves as of December 31, 2002 and each quarter through September 30, 2003 and the extent that the reasonably likely changes in estimates would have triggered a downgrading at those dates. Provide disclosure as to whether similar downgrades are reasonably likely assuming reasonably likely changes in your estimates in your loss reserves and the expected effects on your future financial position, operations and cash flows.
5. We note that you set your claim reserves for assumed
reinsurance
operations based upon information received from the cedant and that
you disclose that you disclose on page 56 that this poses a
potential
for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please expand this disclosure to explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management`s judgments and assumptions in establishing the
assumed loss reserve.   Also please consider the following items
which could help describe the uncertainty:

a. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
c. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
d. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
e. What process management performs to determine the accuracy and completeness of the information received from the cedants;
f. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.



Reinsurance Receivables, page 57
6. Disclose the nature and amount of known disputes or collection issues as of December 31, 2004 and why you have not fully reserved for these amounts.

Consolidated Financial Statements

Note 4. Unpaid Losses and Loss Adjustment Expenses, page 73
7. It is not clear to us in view of the summary of the effects on your balance sheet why the 2004 commutations and novations did not have a material effect on your income statement. Please tell us more about the 2004 commutations and novations to help us understand the effects they had on your balance sheet, income statement and statement of cash flows by providing us, for each commutation and novation, a summary of the terms including cash paid/received, the business purpose and the effects on your financial statements.

Note 5. Reinsurance, page 77
8. It would appear that 2004 transaction described under first table would require you to have recorded loss according to paragraph 23 of
FAS 113 since the amount paid exceeded the liabilities ceded. Please tell us how your accounting treatment complies with FAS 113. In your response clarify whether the additional premiums are included in the
$146.5 million in cash paid.

*    *    *    *

       As appropriate, please amend your Form 10-K for the year ended
December 31, 2004 and Forms 10-Q for the quarters ended March 31 and
June 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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William E. Hitselberger
PMA Capital Corporation
September 6, 2005
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